ANNUAL FINANCIAL STATEMENTS 2019 & 2018 (UNAUDITED)



Haint Blue Brewing Company LLC

Haint Blue Brewing Company

PROFIT AND LOSS

Year ended December 31, 2019 and 2018

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PY)
Income		
from distribution	160,570.33	219,788.97
from taproom	230,819.05	67,200.67
Total Income	**$391,389.38**	**$286,989.64**
Cost of Goods Sold	**$203,362.27**	**$152,133.16**
GROSS PROFIT	**$188,027.11**	**$134,856.48**
Expenses		
Advertising/Promotional	9,998.82	6,360.41
Auto Expense	15,790.31	12,017.21
Bank Sevice Charge	3,076.16	518.80
Business Licenses	1,443.77	3,096.44
Charitable Contributions	1,218.00	769.52
Computer and Internet	769.81	455.91
Contract Labor	19,260.00	13,909.21
Cost of Labor	425.00	6,983.00
Delivery Expense		9.90
Dues and Subscriptions	1,359.41	577.97
fees payroll		610.02
Fuel Expense		46.17
Insurance Expense	27,207.46	12,544.98
Laundry and Dry Cleaning	212.48	
Legal & Professional Fees	3,889.20	9,754.27
Marketing	574.28	1,226.82
Meals & Entertainment	3,567.16	2,372.51
Office Supplies	2,330.76	1,386.82
Other Business Expenses	5,487.50	4,990.79
Packing/Shipping Materials	23.25	867.94
Parking & Tolls		8.00
Payroll Expenses		37.95
Postage	133.62	707.51
Reimbursement	353.33	
Rent Expense	36,000.00	4,392.68
Repairs and Maintenance	1,022.22	1,888.49
Research & Development	3,153.22	2,049.11
Salaries & Wages	91,229.21	42,154.63
Security		319.99
Software	174.75	659.59
Sponsorship		192.53
Square Fees	125.01	958.23
Swag	**2,945.59**	**8,590.18**

Haint Blue Brewing Company

PROFIT AND LOSS

Year ended December 31, 2019 and 2018

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PY)
Taxes	7,695.43	4,845.18
Taxes - Payroll	24,100.45	11,201.53
Taxes Paid	15,411.55	2,192.43
Training & Development		813.14
Travel	**827.04**	**2,199.97**
Uncategorized Expense		4,114.96
Uniform		391.04
Utilities	14,336.00	4,546.91
Total Expenses	**$294,140.79**	**$170,762.74**
NET OPERATING INCOME	**$ -106,113.68**	**$ -35,906.26**
OTHER INCOME / EXPENSE		
Interest	**$ -26,362.43**	**$ -14,760.74**
NET INCOME	**$ -132,476.11**	**$ -50,667.00**

Haint Blue Brewing Company
Statement of Retained Earnings
Year ended December 31, 2019 and 2018

	2019	2018
Beginning of Year	$ (305,828)	$ (182,715)
Net Income or (Loss)	(132,476)	(50,667)
Paid in Capital	54,657	
Reductions		(72,446)
End of Year	$ (383,647)	$ (305,828)

Haint Blue Brewing Company
Balance Sheet
As of December 31, 2019 and 2018

	12/31/2019	12/31/2018
ASSETS		
Current Assets		
Cash	$ 0	$ 8,514
AR & Related	19,043	6,400
Total Current Assets	**19,043**	**14,914**
Property & Improvements	617,245	617,245
Equipment & Related	88,560	67,761
Inventory	30,306	36,948
Other Assets	10,250	550
TOTAL ASSETS	**$ 765,404**	**$ 737,418**
LIABILITIES AND EQUITY		
Accounts Payable	$ 12,209	
Notes Payable	885,374	$ 776,246
Note Payable - WeFunder	251,468	267,000
Total Liabilities	**1,149,051**	**1,043,245**
Equity		
Capital Contribution	111,270	56,613
Retained Earnings	(494,917)	(362,441)
Total Equity	**(383,647)**	**(305,828)**
TOTAL LIABILITIES AND EQUITY	**$ 765,404**	**$ 737,418**

Haint Blue Brewing Company
Statement of Cash Flows
Year ended December 31, 2019 and 2018

	2019	2018
OPERATING ACTIVITIES		
Net Income	$ (132,476)	$ (50,667)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	12,643	6,400
Inventory	6,641	(12,652)
Other	-	(23,540)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	2,626
Net cash provided by operating activities	**(113,192)**	**(77,743)**
INVESTING ACTIVITIES		
Machinery & Equipment	(20,799)	(21,428)
Other	(9,700)	(592,245)
Net cash provided by investing activities	**(30,499)**	**(613,673)**
FINANCING ACTIVITIES		
Notes Payable	80,520	538,336
Other	-	-
Contributed Capital	54,657	-
Distributions	0	(72,446)
Net cash provided by financing activities	**135,177**	**465,890**
Net cash increase for period	(143,691)	(225,526)
Cash at beginning of period	8,514	234,040
Cash at end of period	$ 0	$ 8,514

Haint Blue Brewing Company
Notes to the Financial Statements
December 31, 2019

SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haint Blue Brewing, LLC (the company) is presented to assist in understanding the Company's financial statements. The financial statements are representations of the Company's management who is responsible for their integrity and objectivity.

Nature of the Businesses: Haint Blue Brewing, LLC is an Alabama corporation with one location in Mobile, AL. The company specializes in manufacturing unique craft brews to distribute to retailers via wholesalers.

Revenue and Costs Recognition: The Company's primary source of revenue is craft beer sales and, as such, revenue is recognized when the sale occurs. The Company recognizes costs when it is incurred and expenses the costs immediately.

Property and Equipment: Property and equipment is stated on a costs basis. Depreciation has not been applied or expensed. Expenditures for major renewals and betterments that extend the life of the asset are capitalized. Expenditures that are considered repair and maintenance are expensed during the period incurred.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Subsequent Events:
a).The Company had a subsequent event occur on February 21, 2020. The Company's property, improvements, & equipment at 806 Monroe Street in Mobile, Alabama were sold. The entire parcel sold for $600,000. A large portion of the proceeds were used to settle a secured note payable of $433,844. The company also settled its immediate accounts payable & associated fees with the sale. Haint Blue reestablished its headquarters at 853 Dauphin Street, Suite C in Mobile, Alabama within the same month. The company continues to brew & distribute beer as it did prior to the taproom's (at 806 Monroe) construction.

b). The Company experienced its first interruption to normal business on March 16, 2020 due to the COVID-19 pandemic. . Cash flows have been materially altered in the period since year-end, as a consequence of changes in travel,increased shut down of business locations, and intensified government actions in the U.S. The Company has sought & received government relief (e.g. economic assistance via CARES Act) in order for it to maintain operations.